April 14, 2020

Charles Boynton
Chief Financial Officer
Plantronics, Inc.
345 Encinal Street
Santa Cruz, CA 95060

       Re: Plantronics, Inc.
           Form 10-K for the Fiscal Year Ended March 30, 2019
           Filed May 17, 2019
           File No. 001-12696

Dear Mr. Boynton:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing